Dean Witter Reynolds Inc.,
2 World Trade Center,
New York,
New York 10048,
U.S.A                                              27th June, 1997


Dear Sirs:

                           DEAN WITTER SELECT EQUITY TRUST
                    SELECT GLOBAL 30 PORTFOLIO 97-4 (THE "TRUST")

         We have acted as Hong Kong counsel in connection with the taxation aspects of the issue of units in the above Trust.

         This opinion is limited to Hong Kong law as applied in practice on the date hereof by the Inland Revenue. This opinion is governed by and shall be construed in accordance with Hong Kong law.


         For the purpose of this opinion, the only documentation which we have examined is a draft of the Trust's prospectus dated June 18th, 1997 (the "Prospectus") which we understand will be included in the Registration Statement for the Trust to be filed with the Securities and Exchange Commission on or around 30th June, 1997. Terms defined in the Prospectus have the same meaning herein.

         We have assumed for the purposes of this opinion that:


    (i) for taxation purposes the Trustee is not a Hong Kong resident but is a United States resident; the Trust does not carry on a trade, profession or business in Hong Kong and the general administration of the Trust (including portfolio management) will be carried out only in the United States; and no Units are registered in a register kept in Hong Kong by or on behalf of the Trustee; and

    (ii) no Unitholder is resident or ordinarily resident in Hong Kong, nor is that Unitholder carrying on a trade, profession or business in Hong Kong through a branch or agency.

         We understand that the Trust will consist of a single portfolio consisting of 30 stocks which are the 10 common stocks in each of the Dow Jones Industrial Average, the Financial Times Ordinary Share Index and the Hang Seng Index having the highest dividend yields on the date specified in the Prospectus.

         In our opinion the taxation paragraphs on page 14 of the Prospectus, under the heading "Hong Kong Taxation", represent a fair summary of material Hong Kong Taxation consequences for a US-resident Unitholder.

         The laws of Hong Kong in force at 30th June, 1997 will be applied in the Hong Kong Special Administrative Region of the People's Republic of China (the "SAR") unless they are declared by the Standing Committee of the National People's Congress of the People's Republic of China (the "Standing Committee") to contravene the Basic Law of the SAR (the "Basic Law"). Whilst the Basic Law does not appear to us to contain any provision which would be contravened by any rule of Hong Kong law which is relevant to what is stated in this opinion, this is a matter for determination by the Standing Committee and we cannnot comment on or predict how it will act.

         This opinion is addressed to you on the understanding that you (and only you) may rely upon it in connection with the issue and sale of the Units (and for no other purpose).

         This opinion may not be quoted or referred to in any public document or filed with any governmental agency or other person without our written consent. We consent, however, to the reference which is made in the Prospectus to our opinion as to the Hong Kong tax consequences to US persons holding Units in the Trust and we consent to the filing of this opinion as an exhibit to the Registration Statement.

                                                 Yours faithfully,

                                                 Slaughter and May
                                                 Slaughter and May